FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated October 26, 2021 of Diana Shipping Inc. (the "Company") announcing that (i) it has received approval, subject to official notice of issuance, for the listing of the common shares of OceanPal Inc. on the Nasdaq Capital Market under the ticker symbol “OP”, and that (ii) the previously announced record date of the OceanPal Inc. spin-off and the payment of a cash dividend in the amount of US$0.10 per Diana Shipping Inc. common share has been changed.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: October 26, 2021	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES APPROVAL FOR LISTING
OF OCEANPAL INC. ON NASDAQ CAPITAL MARKET AND
REVISED RECORD DATE FOR OCEANPAL INC. SPIN-OFF AND
US$0.10 CASH DIVIDEND

ATHENS, GREECE, October 26, 2021 – Diana Shipping Inc. (NYSE: DSX) (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it has received approval, subject to official notice of issuance, for the listing of the common shares of OceanPal Inc. on the Nasdaq Capital Market under the ticker symbol “OP”. As the Company previously announced on October 19, 2021, the Company will effect a spin-off of 100% of the common shares of its wholly-owned subsidiary, OceanPal Inc., to Diana Shipping Inc.’s existing shareholders as of the record date set forth herein. OceanPal Inc. will act as the holding company for three of the Company’s older dry bulk vessels.

The Company is also announcing that the previously announced record date of the OceanPal Inc. spin-off and the payment of a cash dividend in the amount of US$0.10 per Diana Shipping Inc. common share has been changed to November 3, 2021 (the “Record Date”). The Company expects to complete the distribution of the OceanPal Inc. common shares at a ratio of one OceanPal Inc. share for every 10 shares of Diana Shipping Inc. held on the Record Date on or around November 9, 2021 (the “Payment Date”). To the extent the distribution would result in any shareholder owning a fractional share of OceanPal Inc. such fractional share will be rounded up to the next whole number of shares. The payment date of the cash dividend will be November 10, 2021. The ex-dividend date for the cash dividend will be November 2, 2021. With respect to the spin-off, shares of Diana Shipping Inc. will trade with due bills from the Record Date through and including the Payment Date. Accordingly, shareholders of Diana Shipping Inc. as of the Record Date must continuously hold such Diana Shipping Inc. common shares through and including the Payment Date in order to receive shares of OceanPal Inc. in the spin-off.

Additional information about OceanPal Inc. and the spin-off transaction can be found in the Company’s press release dated October 19, 2021 and in the registration statement on Form 20-F pursuant to the Securities Exchange Act of 1934 filed by OceanPal Inc. in connection with the spin-off transaction that is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change. The consummation of the spin-off transaction remains subject to the registration statement on Form 20-F being declared effective by the US Securities and Exchange Commission.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to consummation of the spin-off transaction.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, and include statements regarding the anticipated spin-off of OceanPal Inc., including the timing and certainty, the anticipated benefits of the spin-off transaction, and our expectations for future financial and operational performance of the Company and OceanPal Inc. and the creation of shareholder value resulting from the spin-off transaction.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.